Exhibit 8-2

Graduation Certificate

The Student LEU SHUH-YAN who was born in Taizhong Country, Taiwan on Dec. 30, 1948 has finished learning in medical department of Gaoxiong Medical College. His scores are qualified for authorization of medical Bachelor according to the requirement of college regulations.

Gaoxiong Medical College

President: Xie Xian Chen